

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Jane Jie Sun
Chief Executive Officer
Trip.com Group Ltd
968 Jin Zhong Road
Shanghai 200335
People's Republic of China

> **Re: Trip.com Group Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-33853**

Dear Jane Jie Sun:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Haiping Li